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November 5, 2013	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE
Timmins Gold Announces Updated Reserve and Resource Estimates for the San Francisco Gold Mine
2012-13 Drill Program Increases Estimated Mineral Reserves by 20%, M&I Resources by 30%
and Inferred Resources by 77%

Vancouver, BC – Timmins Gold Corp. (“Timmins Gold” or the “Company”) (TSX:TMM, NYSE MKT:TGD) is pleased to announce an updated Reserve and Resource Estimate for the San Francisco Gold Mine in the state of Sonora, Mexico, that was previously updated as of July 1, 2011. The San Francisco Gold Mine is comprised of the San Francisco deposit (“SF”) and the La Chicharra (“LC”) deposit. The update incorporates approximately 220,000 meters of drilling over 2012 and 2013, and is effective as of July 1, 2013.

Highlights:

  The updated Proven and Probable Reserves for the San Francisco Gold Mine are 1.59 Mozs of gold (91 Mt at 0.54 gpt). This represents a 43% increase in contained gold vs. the previous Reserve excluding depletion, and a 20% increase in contained gold net of depletion (~314 kozs extracted since last update).

  The updated Measured and Indicated Resources (inclusive of Reserves) for the San Francisco Gold Mine are 1.87 Mozs of gold (102 Mt at 0.57 gpt). This represents a 30% increase in contained gold vs. the previous Measured and Indicated Resource.

  The updated Inferred Resources for the San Francisco Gold Mine are 1.78 Mozs of gold (122 Mt at 0.45 gpt). This represents a 77% increase in contained gold vs. the previous Inferred Resource.

“This Reserve and Resource Estimate update is a major milestone for the Company,” states Bruce Bragagnolo, CEO of the Company. “The significant increases in gold ounces in Reserves (+20%, net of depletion), Measured & Indicated Resources (+30%) and Inferred Resources (+77%) derived from the recent drill program continue to illustrate the large scale of the mineralized system. Reserve grade has remained in-line with our expectations and the Inferred grade has increased by 7%.”

“Considering the effectiveness of our drilling and the size of our land package, we believe that we can continue to increase Reserves and Resources beyond their current levels as we have yet to reach the extent of mineralization along strike and at depth.”

MINERAL RESERVES

Table 1 - Mineral Reserve Estimate for the San Francisco Gold Mine as of July 1, 2013

Pit	Classification	Metric tonnes (000s)	Gold (g/t)	Contained gold (ozs)
San Francisco	Proven	44,952	0.56	808,000
	Probable	26,420	0.55	465,000
	Total	71,372	0.56	1,273,000
La Chicharra	Proven	12,364	0.52	205,000
	Probable	7,463	0.46	111,000
	Total	19,827	0.50	316,000
Total Reserves	Proven	57,316	0.55	1,013,000
	Probable	33,883	0.53	576,000
	Total	91,199	0.54	1,589,000

San Francisco	Stockpile	6,155	0.26	51,000

Notes: Mineral Reserves are based on (1) a gold price of $1,250/oz Au; (2) 0.20 g/t Au cutoff; (3) mining recovery of 99% for SF and LC, dilution of 9.1% for SF and 3.0% for LC; (4) average total costs of $10.75/t ore.

Table 2 - Comparison of July 2013 vs. July 2011 San Francisco Gold Mine Mineral Reserve (net of depletion)

Classification	July 2013 Mineral Reserve (koz)	July 2011 Mineral Reserve (koz)	Ozs change	Ozs, % ∆	July 2013 avg g rade (g/t)	July 2011 avg grade (g/t)	grade, %∆
San Francisco - Reserves	1,273	1,214	59,000	5%	0.56	0.59	-6%
La Chicharra - Reserves	316	116	200,000	172%	0.50	0.45	11%
Total - Reserves	1,589	1,330	259,000	20%	0.54	0.57	-5%

Notes: July 2011 Reserves were based on (1) $1,100/oz Au; (2) 0.14 g/t Au cutoff; (3) mining recovery of 99% for SF and LC, dilution of 8.3% for SF and 7.5% for LC; (4) average total costs of $8.04/t ore.

MINERAL RESOURCES

Table 3 - Mineral Resource Estimate for the San Francisco Gold Mine as of July 1, 2013

Pit	Classification	Metric tonnes (000s)	Gold (g/t)	Contained gold (ozs)
San Francisco	Measured	50,351	0.60	968,000
	Indicated	26,093	0.59	496,000
	Total Measured & Indicated	76,444	0.60	1,464,000
	Inferred	95,830	0.46	1,431,000
La Chicharra	Measured	13,427	0.51	221,000
	Indicated	11,847	0.48	183,000
	Total Measured & Indicated	25,274	0.50	404,000
	Inferred	26,347	0.41	351,000
Total Resources	Measured	63,778	0.58	1,189,000
	Indicated	37,940	0.56	679,000
	Total Measured & Indicated	101,718	0.57	1,868,000
	Total Inferred	122,177	0.45	1,782,000

Notes: Mineral Resources are inclusive of Mineral Reserves and are based on (1) a gold price of $1,250/oz Au; (2) a cutoff grade of 0.17 g/t for SF and 0.15 g/t gold for LC. Inferred Resources include material outside of the pit shell and have the potential to become additional Reserves at a future stage. However, due to the uncertainty that is attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. In addition, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 4 - Comparison of July 2013 vs. July 2011 San Francisco Gold Mine Mineral Resource

Classification	July 2013 Mineral Resource (koz)	July 2011 Mineral Resource (koz)	Ozs change	Ozs, % ∆	July 2013 avg grade (g/t)	July 2011 avg grade (g/t)	grade, % ∆
San Francisco - M&I	1,464	1,310	154,000	12%	0.60	0.63	-5%
San Francisco - Inferred	1,431	898	533,000	59%	0.46	0.42	10%
La Chicharra - M&I	403	131	272,000	208%	0.50	0.49	2%
La Chicharra - Inferred	351	107	244,000	228%	0.41	0.46	-11%
Total - M&I	1,868	1,441	427,000	30%	0.57	0.61	-6%
Total - Inferred	1,782	1,005	777,000	77%	0.45	0.42	7%

Notes: July 2011 Resources were based on (1) $1,200/oz Au; (2) 0.13 g/t Au cutoff; (3) average total costs of $8.04/t ore.

Sample sections for the new Mineral Resource can be found at:
http://timminsgold.com/projects/2013resource-samplesections/

The Mineral Reserve and Resource Estimates were audited by Micon International Limited (Micon) of Toronto, Ontario, using the Canadian Institute of Mining ("CIM") definitions for Mineral Reserves as required by National Instrument 43-101 ("NI 43-101"). The NI 43-101 Technical Report describing the details of the updated Reserve and Resource estimates and associated mine plan will be filed on SEDAR (www.sedar.com) within 45 days from the date of this press release.

Technical Information and Qualified Person Notes

This press release was reviewed by Lawrence A. Dick, Ph.D., P.Geo, of Vancouver, British Columbia, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101 (NI 43-101). This press release was prepared by Miguel Soto, P. Geo. Eng., a Director and Vice-President of the Company, and Taj Singh, M.Eng, P.Eng, a Vice-President of the Company, who is recognized as a Qualified Person under NI 43-101. Pursuant to NI 43-101, Mr. William Lewis, B.Sc., P.Geo., Mr. Alan San Martin, MAusIMM(CP), and Mr. Mani Verma, M.Eng., P.Eng., all of Micon International Ltd., of Toronto, Ontario are the independent Qualified Persons responsible for the Mineral Reserve and Mineral Resource Estimates. Each of Mr. Lewis, Mr. San Martin, Mr. Verma, Mr. Dick, Mr. Soto, and Mr. Singh have read and approved the contents of this news release. The Mineral Resource has been rounded to reflect that the numbers are estimates.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to United States Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.